EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS.

EARNINGS (LOSS) PER COMMON SHARE: Primary earnings (loss) per common share are based on the weighted average number of shares outstanding during the period after consideration of the diluted effect of stock options and restricted stock awards. The primary weighted average number of common shares outstanding was 5,508,667, 5,433,174, and 5,360,982, for the years ended December 31, 1996, 1995, and 1994 respectively. Also, fully diluted earnings per common share assume conversion of dilutive securities when the result is dilutive.